EXHIBIT 1A - 6F

Grant Agreement

TechSoup

I.	Introduction

This grant agreement (the “Agreement”) summarizes the mutual understanding of the Vanguard Charitable Endowment Program (the “Grantor’’) and the TechSoup (the “Grantee”) regarding the terms and conditions of a grant to support general operating expenses of TechSoup in relation to the objectives described in TechSoup’s growth capital campaign, which is primarily being funded through the Direct Public Offering, a description which is attached hereto as Exhibit 1 (the “Direct Public Offering Description”).

II.	Amount and Purpose of Grant

The Grantor has approved a grant of $2,500,000 to the Grantee (the “Grant”) for the Grant Purpose. The funds will be disbursed as specified below, contingent on the Grantee’s satisfaction of the requirements of this Agreement, including the terms and conditions set forth in the Grant payment letter, attached hereto as Exhibit 2 (the “Grant Payment Letter’’). The VMware Citizen Philanthropy Fund (the “Donor Advisors”) recommended that Grantor make this Grant with funds held in a donor-advised account at Vanguard Charitable (the “Account”).

The Grantee agrees that it will use the Grant funds exclusively for the Grant Purpose and that the Grant Purpose is in furtherance of the Grantee’s tax-exempt purposes within the meaning of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”). Grant funds that are not expended or committed for the Grant Purpose or which are expended for any purpose that violates the terms of this Agreement, including the Grant Payment Letter, must be returned to the Grantor.

III.	Tax Status of Grantee

The Grantee represents that it is recognized as a tax-exempt organization described in Section 501(c)(3) and further classified as a public charity under Section 170(b)(1)(A) (other than a disqualified supporting organization) with a Federal ID of 94-3070617. The Grantee will immediately notify the Grantor of any change in its tax status.

IV.	Disbursement of Grant Funds

Payment schedule: Grantor will disburse Grant funds in one installment as set forth below (the “Payment schedule”):

Disbursement date	Amount
Upon signing of the Grant Agreement	$2,500,000

V.	Repayment Obligation

Grantee shall be obligated to repay all of the Grant (or such lesser portion as Grantor may specify) upon the occurrence of a Repayment Event, defined below, if such Repayment Event occurs within 5 years of the Effective Date. In the event of a Repayment Event, Grantee shall repay to Grantor an amount equal to the Grant plus 2% interest, per annum (the “Repayment Obligation”).

A Repayment Event shall mean any of the following events: (a) Grantee is no longer willing or able to use the Grant for the Grant Purpose; (b) Grantee breaches this Agreement, including, without limitation, applicable terms of the Grant Payment Letter, and (c) Grantee has generated sufficient growth in net assets over a five-year period from the grant date to repay its debt obligations to Nonprofit Finance Fund and Direct Public Offering investors, and to repay its recoverable grants to grantors including Vanguard Charitable and other donor advised fund sponsors.

Grant Agreement

TechSoup

The occurrence of a Repayment Event shall be determined as follows: (a) Grantee shall notify Grantor that a Repayment Event has occurred within thirty days of the occurrence of the Repayment Event; or (b) Grantor shall determine, in its sole discretion, that a Repayment Event has occurred based on information included in the reports required under Section VII of this Agreement or other information as the Grantor shall determine to be applicable.

Upon the occurrence of a Repayment Event, Grantor shall calculate the amount of the Repayment Obligation and shall notify Grantee of the amount of such repayment. The Grantee shall pay the first monthly installment of the Repayment Obligation within 60 days following the notice of the Repayment Obligation from Grantor. Grantee shall be entitled to fully pay the Repayment Obligation at any time.

VI.	Recognition

The Grantee may acknowledge this Grant in the Grantee’s publications and press releases. Recognition of this Grant shall identify the Grantor as Vanguard Charitable.

VII.	Reporting

The Grantee shall provide the Grantor with annual periodic reports detailing the Grantee’s use of the Grant funds, the progress made toward the goals of the Project, and the following financial information related to the Project: (a) the total funding necessary for the Project; (b) the aggregate funding received from all sources for the Project; (c) the annual revenue generated by the Project in the previous year; and (d) the annual expenses related to the Project in the previous year. The reports shall be due as follows:

Due date	Type of Report
June 30, 2022	Interim
June 30, 2024	Final

The reports should be sent to the Grants Department at the following email address: grants@vanguardcharitable.org.

VIII.	Limitation of Liability; Use of Grant Funds

Notwithstanding any contrary provision contained herein: (a) the Grantor shall have no obligation to make any payment under this Agreement if doing so would violate any law, rule, or regulation applicable to the Grantor, or any interpretation of the foregoing by any governmental authority (including the Internal Revenue Service), including any law, rule, regulation or interpretation adopted after the effective date of this Agreement and (b) the Grantor shall not be obligated on any disbursement date to disburse an amount greater than the balance on that date in the Account.

The Grantee further agrees to use all grant funds for the Grant Purpose and to maintain any unspent grant funds in a fund or account in a bank or investment firm that is a member of either the FDIC or SIPC. Such investment will be in accordance with the Grantee’s governing documents and investment policies so long as they do not conflict with this Agreement, with the laws of the State of Delaware, and with federal laws. Any interest earned on the investment of grant funds must be tracked and used solely for the Grant Purpose or reinvested in the same account. The Grantee may not assess an administrative or financial management fee unless agreed to in writing and in advance by Vanguard Charitable.

Grant Agreement

TechSoup

IX.	Miscellaneous

●	Applicable Law: This Agreement is executed in and shall be governed by the laws of the State of Delaware.

●	Amendment: This Agreement may be amended at any time by written agreement signed by each party.

●	Termination: Vanguard Charitable and Grantee may terminate this grant at any time, with or without cause, upon written notification to the other party by [certified] mail to the addresses listed on this agreement. Upon such notification, Grantee will (a) immediately cease new project expenditures and commitments, and (b) within 30 days following notification provide complete project accounting records through the date of project cancellation and to return unspent grant funds to Vanguard Charitable. Grantee and Vanguard Charitable shall have 30 days to correspond concerning the circumstances leading to the cancellation of the project and may mutually agree, in writing, to any modifications of the terms of this agreement.

●	Effective Date: The effective date of this Agreement shall be the date this Agreement is countersigned by the Grantee below (the “Effective Date”).

If this Agreement correctly sets forth your understanding of the terms and conditions of this Grant, please countersign and return the attached copy of this Agreement to:

Grants Department

Vanguard Charitable

P.O. Box 9509

Warwick, RI 02889-9509

grants@vanguardcharitable.org

Agreed and Accepted By:

Vanguard Charitable Endowment Program		TechSoup

Signature:	/s/ Jane Greenfield	Signature:
Jane Greenfield
	President	Print name:

Date:	7-26-19	Title:

Date:

Exhibits

TechSoup

EXHIBIT 1 - Direct Public Offering Description

TechSoup Global - Summary of the Offering

Summary of the Offering:

TechSoup is offering up to $11,500,000 in three separate unsecured subordinated promissory Notes as follows:

l.	Community Investment Notes for all Investors, regardless of their income or wealth, starting at $50 per Note, with a five-year term and 2% interest;

2.	Patient Capital Notes for all Investors, starting at $2,500, with a five-year term and 3.5% interest; and

3.	Risk Capital Notes for larger Investors, including foundations, institutions, family offices, and individual accredited investors, starting at $50,000, with a five-year term and 5% interest.

The Notes are being offered by the Organization on a “best efforts” basis without the benefit of a Placement Agent.

A summary of the three Notes comprising the offering is as follows:

Notes	Open to:	Minimum Per Investor	Maximum Per Investor	Term and Interest Rate	Investment Agreement and Form of Note
Community Investment Notes	Anyone*	$50	Aggregate purchase price no more than 10% of the greater of Investor’s annual income or net worth. (Different rules for accredited investors.)	● 5 years ● 2%	See Exhibits: EX1A 3A& EX1A-4A
Patient Capital Notes	Anyone*	$2,500	Aggregate purchase price no more than 10% of the greater of Investor’s annual income or net worth. (Different rules for accredited investors.)	● 5 years ● 3.5%	See Exhibits: EX1A 3B & EX1A-4B
Risk Capital Notes	Accredited Investors & Institutions	$50,000	None	● 5 years ● 5%	See Exhibits: EX1A 3C & EX1A-4C

* Subject to Maximum amounts noted above.

Purchase of a Note is not a donation to the Organization and is not lax deductible. However, Investors in the Patient Capital and Risk Capital Notes will be able to reduce or eliminate the interest rate to be earned if they desire, and all Investors will have the ability to forgive the indebtedness of principal repayment, which may result in a tax-deductible event (see Securities Being Offered on page 73.) Interest paid on a Note is taxable. Please consult your tax advisor for information specific to your circumstances (see“Tax Aspects” in the“Risk Factors” Section). You should not rely on this Offering Circular for investment, legal, accounting, or tax advice. You should consult your own professional advisors before investing in the Notes.

The proceeds of this Offering will be used over a period of four years for the advancement of five initiatives, as further described in the Use of Proceeds section. Expenses of the Offering are estimated to be approximately $171,500.

There is no public market for the Notes; the Organization does not expect such a market to develop in the future, and the Organization does not intend to offer any additional liquidity options to Investors.

An investment in the Notes is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the “Risk Factors” section below.

Exhibits

TechSoup

Summary Financial Information

From Fiscal Year 2017 Financial Statements

June 30, 2017
Cash and cash equivalents	$5,861,145
Investment securities	0
Accounts and notes receivable	3,443,467
Prepaid and other current assets	816,691
Property, plants and equipment (PP&E)	585,065
Deposits	118,127
Total assets	$10,824,495

Accounts payable and accrued liabilities	$3,105,598
Long term debt	0
Total liabilities	3,105,598
Total net assets	7,718,897
Total liabilities and net assets	$10,824,495

Year Ended June 30, 2017
Total revenues	$33,533,166
Costs and expenses applicable to revenues	(31,984,410)
Depreciation and amortization	(464,671)
Changes in net assets	$1,084,085
Earnings per share basic / diluted	N/A

Outstanding Securities: NONE

Corporate Information:

TechSoup Global is a California 501(c)(3) nonprofit public benefit corporation. The Organization maintains principal executive offices at 435 Brannan Street, Suite 100, San Francisco, California 94107. The Organization’s telephone number is (415) 633-9300 and website address is http://www.techsoup.org/.

THIS WAS ONLY A SUMMARY

PLEASE READ THE OTHER SECTIONS OF THIS OFFERING CIRCULAR

CAREFULLY FOR MORE INFORMATION

Exhibits

TechSoup

Important information about grants from Vanguard Charitable

Prohibited benefits

Grants from Vanguard Charitable are to be used for charitable and other tax-exempt purposes. Such grants may not be used to confer a Prohibited Benefit to any Disqualified Person. A Disqualified Person includes the recommending donor, his or her family members, and certain entities that they own or control.

A Prohibited Benefit is any benefit that is more than incidental and would have the effect of reducing the amount that a recommending donor could otherwise deduct as a charitable contribution if the recommending donor had made the donation directly from personal funds. Prohibited Benefits may include cash, goods, or services received as a result of a distribution from a donor-advised fund. Illustrative examples include, but are not limited to, tickets, vouchers, or admission to performance, sporting events, or other events; items purchased at charitable auctions; payment of club dues, school tuition, and legally binding obligations.

By accepting a grant from Vanguard Charitable, you certify that the grant will not confer a Prohibited Benefit to any Disqualified Persons.

No bifurcation to acquire prohibited benefits

Grants from Vanguard Charitable may not be used to enable a Disqualified Person to purchase a Prohibited Benefit with personal funds if such Prohibited Benefit would not have been available for purchase but for the grant.

By accepting a grant from Vanguard Charitable, you certify that the grant will not be used to enable a Disqualified Person to purchase an otherwise Prohibited Benefit using personal funds.

Pledges and other legal obligations

Grants from Vanguard Charitable may not be used to pay any legal obligation that a Disqualified Person owes to a charity. A legally binding pledge to make a gift is an example of such an obligation. If you are not sure whether a Disqualified Person has entered into a legally binding contract to make a gift, please contact Vanguard Charitable.

By accepting this grant from Vanguard Charitable, you certify that the grant will not be used to pay any legally binding pledge or other legal obligation that a Disqualified Person owes to your organization. You further agree that this payment letter does not bind the donor or Vanguard Charitable to any future payments to your organization.

By accepting this grant from Vanguard Charitable, you certify that your organization is recognized as exempt under Section 501(c)(3) and classified as a public charity other than a disqualified supporting organization (defined below).

Disqualified supporting organizations

Vanguard Charitable may not make grants to disqualified supporting organizations, including (a) non-functionally integrated Type III supporting organizations, and (b) supporting organizations that in turn support organizations that Disqualified Persons directly or indirectly control.

By accepting this grant from Vanguard Charitable, you certify that you are not a disqualified supporting organization.

No additional charitable deduction

Donors should have already claimed a charitable contribution deduction when they made a gift to Vanguard Charitable. No additional deduction is permitted when Vanguard Charitable makes grants to other organizations. Accordingly, you should not send a charitable contribution tax deduction substantiation letter to any individual, organization, or entity in connection with this grant.

No lobbying purpose

Grants from Vanguard Charitable generally may not be used to support lobbying. Prohibited lobbying includes direct or grassroots lobbying communications that reflect a view of support or opposition on a specific legislative proposal. If you are uncertain whether an activity is prohibited lobbying, please contact Vanguard Charitable.

By accepting this grant from Vanguard Charitable, you certify that none of the grant funds will be used for direct or grassroots lobbying.

Scholarships, missionary support grants, and other grants to individuals

Vanguard Charitable makes grants to other organizations, not to individual. If your organization intends to use this grant to award scholarships or grants to individuals, you must (a) maintain discretion and control over the grant funds from Vanguard Charitable, (b) not award any scholarship to a Disqualified Person (including family members of any donor-advisor), and (c) not allow any Disqualified Person to select grant recipients.

Any individuals recommended in connection with this grant are for your consideration only. This grant does not legally obligate you to award any scholarship or grant to any individual.

By accepting this grant from Vanguard Charitable, you certify that your organization (a) will maintain discretion and control over the grant funds, (b) will not award any scholarship or grant to a Disqualified Person (including family members of any donor-advisor), and (c) has not and will not enter into any agreement, oral or written, whereby any Disqualified Person may cause the selection of any secondary grantee who is an individual.

Grant recognition

The attached grant is from a donor-advised fund sponsored by Vanguard Charitable. It is not a gift directly from the recommending donor or account advisor’s personal funds. Accordingly, any public statements acknowledging the grant should credit Vanguard Charitable as the source of the funds. Such statements may acknowledge the account named in the attached letter as the source of the grant recommendation unless otherwise specified on page one of this letter.

Exhibits

TechSoup

Private non-operating foundations

Grants from Vanguard Charitable should not be made for the purpose of enabling an organization that is controlled by a Disqualified Person to avoid classification as a private non-operating foundation.

A private non-operating foundation is a charitable organization that is not a public charity and does not operate its own tax-exempt programs. Private non-operating foundations are subject to special tax rules.

By accepting this grant, you certify (a) that your organization is not controlled by Disqualified Persons and (b) that it would not be classified a private non-operating foundation without the support it has received from Vanguard Charitable, including this grant.

Fiscal sponsors

Vanguard Charitable generally makes grants to organizations that the IRS has determined to be tax-exempt public charities. Some organizations that have not yet received IRS recognition of tax-exempt status raise funds through fiscal sponsorship arrangements with a recognized public charity. Vanguard Charitable makes grants to fiscal sponsors, provided that the fiscal sponsor maintains discretion and control over the funds.

By accepting this grant from Vanguard Charitable, you certify that your organization maintains discretion and control over any grant funds used to support the fiscal sponsorship of another organization.

U.S. Office of Foreign Assets Control

By accepting this grant from Vanguard Charitable, you certify that all grant funds will be used in compliance with all statutes, Executive Orders, and regulations restricting or prohibiting U.S. persons from engaging in transactions and dealings with countries, entities, and individuals subject to economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), including the OFAC Specially Designated Nationals (SDN) list.

For more information, visit www.treasury.gov.

Foreign projects and organizations

Vanguard Charitable makes grants to U.S. public charities with a recommended purpose of distributing any portion of the funds to a foreign organization only to the extent that the grantee exercises complete control and discretion regarding the use of the grant and with the understanding that the grantee may redirect the grant to other projects in support of its mission.

By accepting this grant from Vanguard Charitable, you certify that your organization maintains control and discretion over the grant funds used to support a foreign project or organization.

Additional information

Please refer to Vanguard Chartiable’s Policies and guidelines booklet at www.vanguardcharitable.org/policies for more information on our granting review and distribution policies. If you have questions or concerns, please be sure to contact Vanguard Charitable as soon as possible.

Your organization is responsible for contacting Vanguard Charitable at 888-383-4483 if there are updates to the following: address or contact information used for purposes of mailing grants to your organization, tax-exempt status, or any other relevant changes.

Vanguard Charitable was founded by The Vanguard Group, Inc. (“Vanguard”), as an independent, nonprofit, public charity in 1997. Although Vanguard provides certain investment management and administrative services to Vanguard Charitable pursuant to a service agreement, Vanguard Charitable is not a program or activity of Vanguard. A majority of Vanguard Charitable’s Trustees are independent of Vanguard.